20549-0408

                           January 13, 2005


William J. McGurk
President
Rockville Financial, Inc.
25 Park Street
Rockville, Connecticut  06066

Re: Rockville Financial, Inc.
       Form S-1, filed December 17, 2004
       File Number 333-121421

Dear Mr. McGurk:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How We Determined to Offer... - page 7

1. In the last paragraph on page 9, please reconcile the mid-paragraph 33.74 figure with the 38.74 figure used in the table on page 10. Do you mean to say "maximum of the value range" in the last sentence of this paragraph? Also, it appears that the reference to a
"19.41 % premium" should be to a "19.41% discount."






Our Issuance of Shares...to the Charitable Foundation - page 11

2. Please give examples of the size and type of disbursements the foundation will make. Also, indicate that you do not plan to make any further contributions to the foundation in the future.

3. To provide context, please disclose your charitable contributions in 2003 and 2004.

How We Intend to Use the Proceeds... - page 14

4. Given the lack of any specific use of the proceeds, discuss your
ability to place these funds into productive use.  Indicate the
amount of time you feel this will take.    As warranted, discuss
any
unusual factors that may affect your timetable, such as low loan demand levels. Note also in the body of the text and in the first risk factor on page 20.

Our Officers, Directors... Benefit Programs After the Offering -
page
15

5. Please expand the stock awards disclosure to include a range of values based upon after- market performance. We note similar disclosure in several recent thrift conversions including Clifton
Savings, PSB Holdings, and Home Federal.

If Our Allowance for Loan Losses is Not Sufficient... - page 19

6. Disclose whether you are aware of any specific problems relating to this risk. If you are you need to describe them, with quantification.

If we Declare Dividends... - page 21

7. Clarify the last sentence.

Selected Consolidated Financial and Other Data - page 26

8. Please revise footnote (1) to clarify what the balance of loans held for sale represents. It appears to indicate that the balance relates to the fair value of a derivative.

Management`s Discussion and Analysis of Financial Condition and
Results
of Operations - page 43

General

9. Please revise to discuss the anticipated effects of the employee compensation plans that will be implemented contemporaneously with the IPO on future operating results.



10. Please revise to include an analysis of your financial condition, changes in financial condition and results of operations for fiscal
2002 as compared to fiscal 2001.

Critical Accounting Policies - page 43

11. Please revise to address your accounting policies for the evaluation of available for sale securities for other than temporary impairment in this section or disclose why management does not consider them critical. We note your disclosure on page F-9 regarding the material estimates related to these securities.

12. Please revise this section to address the following for each critical accounting policy:

* Discuss why management believes the accounting policy is critical,
* Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future,
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Refer to Item V of Release Nos. 33-8350/34-48960.

Business Strategy - page 45

13. Please quantify any particular percentage goals you have for your commercial lending, referenced in the second and third bullets.

Comparison of Operating Results for the Nine Months Ended
September
30, 2004 and September 30, 2003

Noninterest Income - page 48

14. Please revise to significantly expand your discussions of the changes in both non-interest income and non-interest expense for all periods presented. Discuss all material line items and discuss the effect of expected trends on future operations.

15. Please revise your analysis of the change in noninterest income since the amount for the nine months ended September 30, 2004 decreased as compared to the nine months ended September 30, 2003.






Noninterest Expense - page 49

16. Please revise to provide an expanded discussion of the nature of items charged off as a result of an account reconciliation.
Identify
the items and clarify why the nine month period ended September
30,
2004 was the proper period to charge them off.

17. Please revise to include an expanded discussion of the increase in other noninterest expense of approximately $944,000 for the nine months ended September 30, 2004 as compared to the nine months ended
September 30, 2003. We note the effect of this line item on pre-tax income.

Noninterest Income - page 51

18. Please revise here and in the financial statements, as applicable, to expand your discussion of the derivative contract reflected in your 2002 financial statements, to include all related accounting policies and how the resultant gain was determined.

Average Balance Sheets, Interest and Yield/Costs - page 52

19. Please revise to disclose the amount of loan fees included in the interest income computation. Refer Instruction 3 to Item I of Industry Guide 3.

Rate/Volume Analysis - page 54

20. Please revise to include the rate/volume analysis for the latest two fiscal years. Refer to Item I.C of Industry Guide 3.

Management of Market Risk - page 54

General

21. Please revise to include the effects of a 100 and 200 basis points increase in your NPV disclosures or disclose why you think such scenarios are not likely to happen.

Liquidity and Capital Resources - page 56

22. Please revise this section and the footnotes to the financial statements to disclose the amount of dividends distributable by the bank without prior regulatory approval.

Off-Balance Sheet Arrangements - page 59

23. Please revise to clarify why lines of credit may not be drawn upon to the total extent to which Rockville Bank is committed.


24. Please revise this section to discuss your derivative activity, related transactions and effects on operations. Refer to Item 303 of
Regulation S-K.

Impact of Recent Accounting Pronouncements - page 59

25. Please revise here and in the footnotes to the financial statements to discuss recently issued SFAS 123R.

Business of Rockville Bank - page 60

General

26. Please revise this section to provide an expanded discussion of your loan sale activity and related policies. Similarly, revise
MD&A
to discuss the effects of these activities on operations.

Lending Activities - page 62

27. We note that your net deferred loan fees and premiums have trended from a net credit to a net debit since 2001. Please revise to provide a discussion of the significant drivers of this trend and an assessment of whether this is indicative of future performance.

28. Please revise to include the disclosures required by Item
III.C.4
regarding loan concentrations.

Loan Portfolio Maturities and Yields - page 64

29. Please revise to present this information as of the end of the latest fiscal period. Refer to Item III of Industry Guide 3.

Non-Performing and Problem Assets - page 71

30. Please revise to include, as of the most recent fiscal period, the amount of interest income that was included in net income for
troubled debt restructurings as defined by SFAS 15.   Refer to
Instruction 2 to Item III.C of Industry Guide 3.

Allowance for Loan Losses - page 74

31. In the allowance for loan loss roll forward table, please revise to break out commercial and construction loans from the real estate line item to conform to your presentation used elsewhere in the MD&A section.




32. Please revise to exclude loans held for sale from your of allowance for loan losses. Fair value adjustments for loans held for sale should not be reported as credit risk losses. To the extent these amounts are material, please revise to separately disclose them.

33. Please revise here and in the footnotes to the financial statements to clarify how you apply SFAS 114, as amended, and SFAS
5
to the loans in your portfolio in determining the allowance for loan losses.

U.S. Government and Agency Obligations - page 78

34. Please supplementally tell us whether you have included securities issued by government sponsored entities (GSE) in this category. If you have, please revise to present any such investment separately since GSE`s are not backed by the full faith and credit of the U.S. government.

Retirement Plan - page 120

35. Please expand the table on page 121. We note that Mr. McGurk already makes more than $200,000.

Tax Effects of the Stock Offering - page 139

36. Limit Item 2 on page 140 to a description of the opinion. Fin Pro does not appear to be qualified to provide a legal conclusion
regarding the tax consequences of the transaction.    You may want
to
note the work of Fin Pro in the paragraph that follows Item 4.

Financial Statements

General

37. Please revise the table of contents to disclose why the financial statements in this registration statement are not those of the registrant.

Consolidated Statements of Condition - page F-5

38. Please revise here and throughout your document to re-characterize the line item currently referred to as surplus, which implies "extra", as something similar to contributed capital.
Additionally, revise the footnotes to disclose the nature of this amount and the undivided profit line item.






Consolidated Statements of Income - page F-6

39. Please revise to disclose separately other than temporary impairment of securities. Revise the footnotes to the financial statements and MD&A to discuss the impairments, disclosing the specific securities impaired, whether you have further exposure and how you identified and measured the amount of the impairment.

40. Please revise to disclose separately any item of other
noninterest expense, which exceeds one percent of the aggregate of total interest income and other income. Refer to Rule 9-04(14) of Regulation S-X. We note, for instance, that you disclose on page
51
that contributions expense was $794,000 in fiscal 2003.

Consolidated Statements of Cash Flows - page F-8

41. Please revise to present cash flow activity related to loans held for sale in the operating section of the statements of cash flows. Refer to paragraph 9 of SFAS 102.

42. Please revise the footnotes to the financial statements and MD&A, as appropriate, to discuss the transfer of loans to held for sale in fiscal 2002. Disclose how you determined the amount recorded for the transferred loans and how you considered any allowance related to the loans immediately before the transfer in making that determination.

Note 1. Organization, Business, and Significant Accounting
Policies -
page F-9

General

43. Please revise to include your accounting policies for:
* Federal home loan bank stock
* Compensation expense recorded related to the phantom stock plan
* Revenue recognition related to service charges and fee income

44. Please revise to disclose your accounting policies for bank-owned life insurance, disclosing the face amount of bank-owned life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values. Also, revise the Business section to disclose the business reasons for purchasing these policies.

Loans Held for Sale - page F-10

45. Please revise to disclose how you considered the requirements of
SFAS 133, as amended by SFAS 149, in accounting for the loan commitments related to these loans as derivatives.




Interest and Fees on Loans - page F-11

46. Please revise to include your policy for recognizing loan commitment fees.

Note 4. Available for Sale Securities - page F-15

47. Please revise here and in MD&A, as appropriate, to clarify how you determined that the unrealized losses on your securities were other than temporary under SFAS 115. Refer to SAB Topic 5.M.

Note 5. Loans and Allowance for Loan Losses - page F-18

48. Please revise to disclose the terms of your related party loans or state that the loans were on the same terms as those for comparable loans and transactions with non-related parties, if appropriate.

Exhibits and Financial Statement Schedules

49. Regarding exhibit number 99.3, disclose for an ordinary investor the practical implications of Rule 202 and how they can obtain this information.

Exhibit 5

50. Either remove the sentence in the next to last paragraph about your not updating the opinion, or refile the opinion shortly before you request effectiveness.

Exhibit 8

51. Please file this opinion as soon as possible in order to all sufficient time to address any comments we may have.

General

52. Please provide an updated consent from your independent accountants in the pre-effective amendment.

53. To the extent the effectiveness of the registration statement is delayed, please update the financial statements under Rule 3-12 of Regulation S-X.

54. Please refer to Item 11(i) of Form S-1 and revise to include the disclosures required by Item 304 of Regulation S-K. Also, file
Exhibit 16 under Item 601 of Regulation S-K.

        *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Michael Volley at
202-824-5568, or to Paul Cline, Senior Accountant, at 202-942-
1782.
Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1760.


      						Sincerely,



							Todd K. Schiffman
      Assistant Director



By fax : William W. Bouton, III
	  Fax number 860-278-3802
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Rockville Financial, Inc
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